Sonasoft Corp.
2150 Trade Zone Blvd, Suite 203
San Jose, CA 95131

November 25, 2013



Matthew Crispino
Staff Attorney
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Sonasoft Corporation
        Amendment No. 8 to Offering Statement on Form 1-A
        Filed October 16, 2013
        File No. 024-10327

Dear Mr. Crispino:

We hereby submit the responses of Sonasoft Corporation (the "Company") to the comments of the staff of the Division of Corporation Finance (the "Staff") contained in your letter, dated October 24, 2013, to Nand Khanna of the Company in regard to the above-referenced filing.

For convenience, each staff comment contained in your letter is numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 9 to the Form 1-A ("Amendment No. 9"), filed with the Securities and Exchange Commission on November 25, 2013. Unless the context indicates otherwise, references in this letter to "we," "us" and "our" refer to the Company. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 8, as amended by the amendment(s).

Financial Statements

1.   Please update your financial statements pursuant to the guidance in Part F/S of Form 1-A.

        Response: We have updated our financial statements pursuant to the guidance in Part F/S of Form 1-A.

The Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sonasoft Corporation



By: _____

Nand (Andy) Khanna
President and Chief Executive Officer

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